PE 2-28-02

02017195

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

RECEIVED MAR 04 2002

For the month of February, 2002

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London W1S 1HS, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

February 18, 2002

AMENDED

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: AMERICA MINERAL FIELDS INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	023 925 100
4.	Record Date	:	March 14, 2002
5.	**Meeting Date**	:	**April 30, 2002**
6.	Meeting Location	:	South Carolina

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

February 15, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: AMERICA MINERAL FIELDS INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	023 925 100
4.	Record Date	:	March 14, 2002
5.	Meeting Date	:	April 29, 2002
6.	Meeting Location	:	South Carolina

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

ONTARIO
BRITISH COLUMBIA
ALBERTA

FORM 53-901F(B.C.)/FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITAL "CONFIDENTIAL". CONFIDENTIAL REPORTS SHOULD BE FILED IN PAPER FORMAT. UPON GENERAL DISCLOSURE BEING MADE, THE FORM 27 SHOULD BE FILED THROUGH SEDAR WITHIN 10 DAYS FOLLOWING SUCH GENERAL DISCLOSURE.*

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

America Mineral Fields Inc.
c/o Suite 2100
1111 West Georgia Street
Vancouver, B.C.
V7X 1K9

Item 2. **Date of Material Change**

January 31, 2002 (being the date of the news release)

Item 3. **Press Release**

State the date and place(s) of issuance of the press release.

The Press Release dated January 31, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canada News-Wire Ltd. (North American distribution).

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the signing of a joint venture agreement with and Zinc Corporation of South Africa ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited ("Kumba"), which will govern the potential rehabilitation of the Kipushi zinc-copper mine in the Democratic Republic of Congo.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Tim Read
President
Tel: 44- (0)20-7355-3552

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of February, 2002.

America Mineral Fields Inc.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

NEWS RELEASE

AMERICA MINERAL FIELDS INC.

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 (0)20-7355-3552
Fax: ++ 44-(0)20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

AMZ AND ZINCOR ENTER INTO JOINT VENTURE ON KIPUSHI MINE PROJECT

FOR IMMEDIATE RELEASE **TRADING: TSE:AMZ**

London, UK, January 31, 2002 -America Mineral Fields ("AMZ") and Zinc Corporation of South Africa ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited ("Kumba"), are pleased to announce the signing of a joint venture agreement, which will govern the potential rehabilitation of the Kipushi zinc-copper mine in the Democratic Republic of Congo ("DRC").

The mine, which is situated in the Katanga province of the DRC, some 30 kilometers south-west of Lubumbashi, is considered to be a world-class deposit, with a measured and indicated resource of 16.9 million tonnes with an average grade of 16.7% zinc and 2.2 % copper. This resource is open-ended both along strike and down dip. The mine operated profitably from 1925 until 1993, when it was placed on care and maintenance for reason of insufficient foreign exchange to maintain operations. Since that time the underground facilities have been well maintained by Gécamines.

This agreement formalizes the option agreement between AMZ and Zincor which was concluded in August 2000, which granted Zincor the right to earn an interest of up to 50% by the subscription of up to $3.50 million to be expended upon a bankable feasibility study and any balance as an equity contribution to the capital cost of the mine's redevelopment. Zincor exercised this option in December 2000.

The new joint venture agreement now formalizes the relationship between AMZ and Zincor and lays the foundation for a new company to manage the future operations of the mine. The next step in the process is to complete negotiations with Gécamines, the Congolese state-owned mining company, which holds the rights to the mine. Once the necessary agreements are finalized with Gécamines and an appropriate fiscal regime determined with the Government of the DRC, a feasibility study for an initially small-scale project would be conducted. It is envisaged that the project will be developed in stages.

The agreement between the joint venture partners and Gécamines will see the new company managing all mining operations at Kipushi and, in return for investment in equipment, sharing in the cash flows generated from the project.

Mr. Ernst Venter, general manager of Kumba's base metal division, commented that there were important long-term advantages for Zincor stemming from its participation in the project. Kumba, which listed on the JSE Securities Exchange SA during November of last year, is focused towards growth in, and upliftment of the Southern African region. Its involvement in both the Kipushi and Kamoto projects in the DRC cemented its presence in the region.

Mr. Tim Read, President and Chief Executive Officer of AMZ, commented that the establishment of the Kipushi joint venture represents a major step forward in the re-development of the mine. Mr. Read went on to say that AMZ, through its participation with Anglo American Plc in the Kolwezi Tailings Project, is already firmly committed to the regeneration of the DRC.

For further information please contact:

London		***North America***	
Tim Read -	***Chief Executive Officer***	***Bernard Vavala***	***Chairman***
Telephone	***020 73553552***	***Telephone***	***1-843-768-2411***
		Facsimile	***1-843-768-2415***
E-mail	***london@am-min.com***	***E-mail***	***chairman@am-min.com***

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the Kipushi Project, the expected results of this work and the goal of redeveloping and bringing the Kipushi Zinc-Copper mine back into production. Information concerning the plans of the Company and the measured and indicated resources at the Kipushi Project, may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the Company's periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

NEWS RELEASE

AMERICA
MINERAL
FIELDS INC.

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 (0)20-7355-3552
Fax: ++ 44-(0)20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

AMZ AND ZINCOR ENTER INTO JOINT VENTURE ON KIPUSHI MINE PROJECT

FOR IMMEDIATE RELEASE **TRADING: TSE:AMZ**

London, UK, January 31, 2002 -America Mineral Fields ("AMZ") and Zinc Corporation of South Africa ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited ("Kumba"), are pleased to announce the signing of a joint venture agreement, which will govern the potential rehabilitation of the Kipushi zinc-copper mine in the Democratic Republic of Congo ("DRC").

The mine, which is situated in the Katanga province of the DRC, some 30 kilometers south-west of Lubumbashi, is considered to be a world-class deposit, with a measured and indicated resource of 16.9 million tonnes with an average grade of 16.7% zinc and 2.2 % copper. This resource is open-ended both along strike and down dip. The mine operated profitably from 1925 until 1993, when it was placed on care and maintenance for reason of insufficient foreign exchange to maintain operations. Since that time the underground facilities have been well maintained by Gécamines.

This agreement formalizes the option agreement between AMZ and Zincor which was concluded in August 2000, which granted Zincor the right to earn an interest of up to 50% by the subscription of up to $3.50 million to be expended upon a bankable feasibility study and any balance as an equity contribution to the capital cost of the mine's redevelopment. Zincor exercised this option in December 2000.

The new joint venture agreement now formalizes the relationship between AMZ and Zincor and lays the foundation for a new company to manage the future operations of the mine. The next step in the process is to complete negotiations with Gécamines, the Congolese state-owned mining company, which holds the rights to the mine. Once the necessary agreements are finalized with Gécamines and an appropriate fiscal regime determined with the Government of the DRC, a feasibility study for an initially small-scale project would be conducted. It is envisaged that the project will be developed in stages.

The agreement between the joint venture partners and Gécamines will see the new company managing all mining operations at Kipushi and, in return for investment in equipment, sharing in the cash flows generated from the project.

Mr. Ernst Venter, general manager of Kumba's base metal division, commented that there were important long-term advantages for Zincor stemming from its participation in the project. Kumba, which listed on the JSE Securities Exchange SA during November of last year, is focused towards growth in, and upliftment of the Southern African region. Its involvement in both the Kipushi and Kamoto projects in the DRC cemented its presence in the region.

Mr. Tim Read, President and Chief Executive Officer of AMZ, commented that the establishment of the Kipushi joint venture represents a major step forward in the re-development of the mine. Mr. Read went on to say that AMZ, through its participation with Anglo American Plc in the Kolwezi Tailings Project, is already firmly committed to the regeneration of the DRC.

For further information please contact:

London		***North America***	
Tim Read -	***Chief Executive Officer***	***Bernard Vavala***	***Chairman***
Telephone	***020 73553552***	***Telephone***	***1-843-768-2411***
		Facsimile	***1-843-768-2415***
E-mail	***london@am-min.com***	***E-mail***	***chairman@am-min.com***

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the Kipushi Project, the expected results of this work and the goal of redeveloping and bringing the Kipushi Zinc-Copper mine back into production. Information concerning the plans of the Company and the measured and indicated resources at the Kipushi Project, may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the Company's periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date March 1, 2002

By:

(Print) Name: Paul C. MacNeill
Title: Director